FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

Item

1.	Ratio Analysis of the Consolidated Financial Statements	1

2.	Unaudited Consolidated Balance Sheets	6

3.	Unaudited Consolidated Statements of Income	8

4.	Unaudited Statements of Consolidated Cash Flows	9

5.	Unaudited Notes to the Consolidated Financial Statements	11

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of March 31, 2004 and 2005 are as follows:

Assets	2004 ThU.S.$	2005 ThU.S.$
Current assets	1,336,656	1,332,596
Property, plant and equipment	4,410,371	4,879,518
Other assets	102,475	270,035

Total assets	5,849,502	6,482,149

Liabilities and Shareholders’ Equity	2004 ThU.S.$	2005 ThU.S.$
Current liabilities	186,408	468,450
Long-term liabilities	1,973,819	1,915,151
Minority interest	6,542	9,217
Shareholders’ equity	3,682,733	4,089,331

Total liabilities and shareholders’ equity	5,849,502	6,482,149

Total assets increased by 10.8%, or U.S.$ 633 million, from March 31, 2004 to March 31, 2005. This increase is mainly attributable to a U.S.$ 469 million increase in property, plant and equipment and investments in related companies of U.S.$166 million.

Total liabilities increased by U.S.$ 223 million from March 31, 2004 to March 31, 2005. This increase is mainly attributable to an increase in net long-term bank borrowings of U.S.$ 102 million and income tax payable of U.S.$ 55 million.

The main financial and operating ratios are as follows:

Liquidity ratios	03/31/04	12/31/2004	03/31/2005
Current ratio	7.17	3.29	2.84
Acid ratio	4.55	2.03	1.66

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

a)	Analysis of the Balance Sheet, continued

The decrease in the current and acid ratios from 2004 to 2005 is primarily attributable to an increase in current liabilities on transferring to the bond obligations short-term.

The debt ratio was at 0.59 and 0.58 in March 31, 2004 and March 31, 2005, respectively.

Debt indicators	03/31/04	12/31/2004	03/31/2005
Debt to equity ratio	0.59	0.57	0.58
Short-term debt to total debt	0.09	0.19	0.20
Long-term debt to total debt	0.91	0.81	0.80
Financial expenses covered	6.54	6.89	5.85

Current liabilities went from 9% of total liabilities at the end of 2004 to 20% of total liabilities at the end of March 31, 2005, due to the increase in short-term bonds.

The ratio of financial expenses covered decreased from 6.54 points to 5.85 points in 2005. The decrease is attributable to an increase in financial expenses in 2005.

Operational ratios	03/31/04	12/31/2004	03/31/2005
Inventory turnover	0.42	1.88	0.50
Inventory turnover (excluding forests)	0.78	3.41	0.86
Inventory permanence (days)	211.95	191.97	180.69
Inventory permanence (excluding forests)	115.05	105.52	104.05

The ratio of inventory turnover increased from 0.42 to 0.50 points. The increase is primarily attributable to an increase in sales volume in 2005 in relation to the previous period.

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	03/31/2004 ThU.S.$	12/31/2004 ThU.S.$	03/31/2005 ThU.S.$
Pulp	221,525	1,006,382	251,356
Sawn timber, cut wood, plywood and fiber panels	199,250	986,322	272,955
Forestry products	13,514	61,685	16,206
Other	2,917	20,663	11,238

Total operating income	437,206	2,075,052	551,755

Operating costs	03/31/2004 ThU.S.$	12/31/2004 ThU.S.$	03/31/2005 ThU.S.$
Timber	43,105	222,208	71,707
Forestry work	39,432	168,630	41,324
Depreciation	25,753	126,000	34,767
Other costs	81,625	367,021	106,950

Total operating costs	189,915	883,859	254,748

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

Analysis of Operating Income

Operating income includes net income of U.S.$ 194 million compared to U.S.$ 164 million in 2004, an increase of U.S.$ 30 million. The increase is primarily due to an increase in sales volume and higher sale prices.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 27 million during 2004, compared to a non-operating loss of U.S.$38 million in 2005. The change was primarily caused by financial expenses, which increased U.S.$7 million in 2005.

Profitability ratios	03/31/2004	12/31/2004	03/31/2005
Equity yield	3.15	15.50	3.23
Asset performance ratio	1.98	9.78	2.04
Operating asset ratio	3.02	13.59	3.24
Income per share (U.S.$)	0.97	5.22	1.11
EBITDA *	190,005	981,155	225,026
Income after tax (ThU.S.$)	108,192	585,271	124,741

*	Income before income tax, interest, depreciation, amortization and extraordinary items.

3.	MARKET SITUATION

Pulp

The market for pulp, especially for long fiber pulp, has started to show some signs of weakness. Even though the inventories at the world level have not experienced significant changes, demand from Asia did not reach the expected volumes during March, which has generated some uncertainty, particularly regarding the Chinese market.

On the other hand, eucalyptus fiber has maintained its levels and has even experienced an increased in its prices, as has raw pulp.

Arauco’s competition in pulp production is predominately concentrated in Brazil, Canada, the United States and the Scandinavian countries.

Arauco has an approximately six percent market share in the global bleached pulp market, taking into account the opening of the Valdivia Plant. The plant is the largest investment made by Arauco in the last decade.

Wood

The market for sawn timber remains active and has reasonable margins. The shortage of maritime fleets at the world level has benefited Arauco and allowed the company to sell, at better margins, to markets where competitors of smaller size cannot reach with adequate logistical operations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Regarding remanufactured wood products, the market is going through a period of adjustments of inventories, due to clients and lower levels of sales and margins. Additionally, there is a larger offering of Brazilian products. Regarding dried and polished timber, the market continues to be affected by sales and margins in the United States.

Panels

The American market for panels, the main destination for our production, continues to show a positive price tendency. Prices have risen and demand remains strong, a fact that is especially important due to the commercialization of the production from the new Itata panel plant.

Itata Project

The Itata project contemplated the construction of a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production its first phase of construction, with an investment of U.S.$ 140 million. The first phase has developed as planned and began operations at the end of 2004. In its second phase, the project contemplates the construction of a pulp plant with a projected opening in mid-2006.

4.	ANALYSIS OF CASH FLOW

	03/31/2004 ThU.S.$	12/31/2004 ThU.S.$	03/31/2005 ThU.S.$
Operating cash flow	157,626	716,058	176,882
Cash flow from financing activities	3,213	(127,601)	77,927
Cash flow from investment activities	(173,810)	(787,841)	(328,659)

Net cash flow for the period	(12,971)	(199,384)	(73,850)

The increase in operating cash flow to U.S.$ 177 million in 2005 from U.S.$ 158 million in 2004 was due to an increase of trade accounts receivable partially offset by an increase in payments to suppliers and interest paid.

The net positive cash flow of U.S.$ 178 million was due to higher bank borrowings flows in 2005 than in 2004.

The variation in cash flow from investment activities is largely due to the impact of an increase in investments in related companies in 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2004, a relation between fixed rate debts and total consolidated debt of approximately 76%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it considers that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

March 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
ASSETS	2004 ThU.S.$	2005 ThU.S.$
CURRENT ASSETS:
Cash	8,640	14,274
Time deposits	147,598	48,965
Marketable securities (note 3)	329,721	234,476
Trade accounts receivable (note 4)	211,275	336,986
Notes receivable	5,389	5,734
Other receivables	29,414	29,820
Notes and accounts receivable from related parties (note 18)	2,169	1,953
Inventories (note 5)	459,040	515,758
Recoverable taxes	45,577	56,980
Prepaid expenses	29,374	37,397
Deferred tax assets (note 15)	2,305	—
Other current assets	66,154	50,253

Total current assets	1,336,656	1,332,596

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	383,878	407,142
Forests	1,942,923	2,120,228
Buildings and other infrastructure	1,442,961	1,698,408
Machinery and equipment	1,436,646	1,720,407
Other	913,034	776,106
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,777,840)	(1,911,542)

Net property, plant and equipment	4,410,371	4,879,518

OTHER NON-CURRENT ASSETS :
Investments in related companies (note 7)	47,688	213,976
Investments in other companies	200	234
Goodwill (note 8)	11,435	8,192
Negative goodwill (note 8)	(5,003)	(17)
Long-term receivables	11,087	11,050
Intangibles	579	622
Amortization	(214)	(260)
Other (note 9)	36,703	36,238

Total other non-current assets	102,475	270,035

Total assets	5,849,502	6,482,149

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

March 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2004 ThU.S.$	2005 ThU.S.$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	4,581	39,458
Current portion of long-term bank borrowings (note 14)	1,504	1,834
Current portion of bonds (note 12)	11,031	186,031
Current portion of other long term liabilities	316	473
Dividends payable	1,427	1,444
Trade accounts payable	119,111	122,075
Sundry accounts payable	3,917	5,981
Notes and accounts payable to related companies (note 18)	985	2,856
Accrued liabilities (note 13)	25,892	35,904
Withholding taxes	6,064	7,191
Income tax payable	7,671	62,691
Deferred income	3,281	896
Deferred taxes	—	901
Other current liabilities	628	715

Total current liabilities	186,408	468,450

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	402,020	503,606
Bonds (note 12)	1,457,500	1,282,500
Notes payable	1	—
Sundry accounts payable	432	5,309
Accrued liabilities (note 13)	14,500	16,097
Deferred tax liabilities (note 15)	93,859	102,226
Other long-term liabilities	5,507	5,413

Total long-term liabilities	1,973,819	1,915,151

Minority interest (note 23)	6,542	9,217

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,442,580	1,420,381
Retained earnings	1,842,653	2,276,964
Interim dividends	(65,221)	(86,833)
Net income for the period	109,545	125,643

Total shareholders’ equity	3,682,733	4,089,331

Total liabilities and shareholders’ equity	5,849,502	6,482,149

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

March 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2004 ThU.S.$	2005 ThU.S.$
OPERATING INCOME:
Sales revenue	437,206	551,755
Cost of sales	(189,915)	(254,748)
Gross profit	247,291	297,007
Administration and selling expenses	(83,348)	(103,371)

Operating income	163,943	193,636

NON-OPERATING INCOME:
Interest earned	7,056	6,385
Share of net income of related companies (note 7)	1,038	1,023
Other non-operating income (note 21)	1,628	3,306
Amortization of goodwill (note 8)	(837)	(877)
Interest expenses	(25,043)	(32,295)
Other non-operating expenses (note 22)	(2,446)	(3,826)
Price-level restatement (note 1)	(3)	32
Foreign currency exchange rate (note 1)	(8,069)	(11,672)

Non-operating loss	(26,676)	(37,924)

Income before taxes, minority interest and amortization of negative goodwill	137,267	155,712
Income taxes (note 15)	(29,075)	(30,971)
Income before minority interest and amortization of negative goodwill	108,192	124,741
Minority interest (note 23)	(88)	(29)
Income before amortization of negative goodwill	108,104	124,712
Amortization of negative goodwill (note 8)	1,441	931

Net income	109,545	125,643

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

March 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2004 ThU.S.$	2005 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	109,545	125,643
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(140)	(243)
Items affecting income not involving the movement of cash:
Depreciation	26,946	36,171
Amortization of intangibles	7	8
Write-offs and provisions	199	930
Profit from investments accounted for under the equity method	(1,038)	(1,023)
Amortization of goodwill	837	877
Amortization of negative goodwill	(1,441)	(931)
Net price level restatement	3	(32)
Foreign currency exchange rate	8,069	11,672
Others	9,295	15,819
Decrease (Increase) in current assets:
Clients and debtors	(107,676)	(14,933)
Inventory	(25,291)	(11,232)
Other current assets	17,310	27,155
Increase (Decrease) in current liabilities:
Suppliers and creditors	93,156	10,318
Interest payable	12,224	(20,960)
Provision for income taxes	16,211	15,299
Other current liabilities	(590)	(17,656)

Net cash flows from operating activities	157,626	176,882

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

March 31, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At March 31,
	2004 ThU.S.$	2005 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	21,056	78,774
Loans paid	(17,843)	(836)
Dividends paid	—	(11)

Net cash flow from financing activities	3,213	77,927

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	98	361
Purchase of property, plant and equipment	(161,196)	(145,912)
Permanent investments	(6,687)	(180,293)
Capitalized interest paid	(5,985)	(2,748)
Other investments	(40)	(67)

Net cash flow from investment activities	(173,810)	(328,659)

Net cash flows from operating, investing and financing activities	(12,971)	(73,850)

Effect of inflation	(6,288)	(7,460)

Net decrease in cash and cash equivalents	(19,259)	(81,310)
Initial balance of cash and cash equivalents	550,066	356,609

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	530,807	275,299

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of March 31, 2004 and 2005 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of March 31, 2005			Total as of March 31, 2004
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Agenciamiento y Servicios Profesionales S.A. (México)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	99.98
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	97.15	2.84	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	51.09
Arauco Distribución S.A. ( ex - Distribuidora Centromaderas S.A.)	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Celsur S.A.	—	—	—	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	89.27	89.27	—
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	30.80	69.19	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records, continued

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous March 31
March 31, 2004	114.35	-0.7%
March 31, 2005	117.10	2.4%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous February 28
February 28, 2004	113.87	0.0%
February 28, 2005	116.36	2.2%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
March 31, 2004	16,820.82
March 31, 2005	17,198.78

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At March 31,
	2004 U.S.$ 1	2005 U.S.$ 1
Chilean peso	616.41	585.93
Yen	104.35	107.20
Euro	0.81	0.77
GBP	0.54	0.53
Argentine peso	2.86	2.92

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the period in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended March 31,
	2004 ThU.S.$ Credit (Charge)	2005 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	120	349
Property, plant and equipment, net	(91)	(296)
Inventories	—	75
Other assets and liabilities, net	(32)	(89)

Net effect on income	(3)	39

Price-level restatement of income statement accounts	—	(7)

Credit (charge) to income by CPI	(3)	32

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended March 31,
	2004 ThU.S.$ Credit (Charge)	2005 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	355	(1,031)
Other assets	(8,367)	(13,932)
Liabilities restated by foreign currency
Bonds	—	(304)
Other liabilities	(57)	3,595

Net effect on income from foreign currency	(8,069)	(11,672)

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves.”

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Arauco made provisions at each period-end for income taxes currently payable in accordance with current tax regulations. The details of the provisions for income taxes are in note 15.

Since December 31, 1999, including on March 31, 2005, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Prior to December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$ 1,685 thousand and U.S.$ 1,968 thousand for the periods ended March 31, 2004 and 2005, respectively.

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in U.S. dollars. For the years ended March 31, 2005 and 2004, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 2.979 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in a profit of U.S.$ 805 thousand.

As of March 31, 2005, the Company’s investments in Argentina represented 10.7% of its consolidated assets, compared to 12.2% as of March 31, 2004.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Mutual fund units	329,721	234,476

Total marketable securities	329,721	234,476

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Trade accounts receivable	215,754	345,783
Allowance for doubtful accounts	(4,479)	(8,797)

Total trade accounts receivable	211,275	336,986

As of March 31, 2004 and 2005, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Finished goods (pulp)	22,518	39,865
Finished goods (timber and panels)	97,335	126,928
Finished goods on consignment (pulp)	28,197	24,427
Work in progress	4,110	9,534
Sawlogs, pulpwood and chips	29,180	29,502
Raw material	55,616	59,878
Forests under exploitation	209,650	208,660
Pending imports	173	1,331
Other	12,261	15,633

Total inventories	459,040	515,758

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Buildings and other infrastructure	2,872	2,580
Machinery and equipment	399	266

Total increase in value due to technical revaluation of property, plant and equipment	3,271	2,846

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	26,804	36,134
Technical revaluation	142	37

Total	26,946	36,171

Accumulated depreciation was as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,713,271	1,846,548
Technical revaluation	64,569	64,994

Total	1,777,840	1,911,542

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Cost of forests	545,981	748,022
Commercial valuation increment	1,396,942	1,372,206

Total	1,942,923	2,120,228

7.	INVESTMENTS IN RELATED COMPANIES

During 2005, Arauco made the following investments in related companies:

On January 6, 2005, through the subsidiary Forestal Valdivia S.A., Arauco acquired 89.33% of the company Forestal Los Lagos S.A. for U.S.$ 21.4 million. As a result of this investment, U.S.$ 3.7 million was allocated to adjustment of acquired assets and U.S.$ 316 thousand to a goodwill.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

On March 9, 2005, through our Brazilian subsidiary Arauco Do Brasil Ltda., Arauco acquired the Brazilian company L.D. Forest Products S.A. for U.S.$ 158.8 million. As a result of this investment and pursuant to the Chilean Securities Commission’s Official Letter No. 03190 dated April 1, 2005, it was authorized to value the investment at the acquisition value, as an exception just for the financial statements as of March 31, 2005.

As of the financial statements of June 2005, the aforementioned investment will be valued pursuant to Technical Bulletin No. 72 of the Certified Public Accountants Association, by determining the value of acquired assets and liabilities together.

During 2004, Arauco made the following investment in related companies:

On January 5, 2004, the subsidiary Forestal Celco S.A. acquired 149,999,999 shares and the subsidiary Forestal Arauco S.A. acquired one share of Forestal Celsur S.A. for U.S.$ 6.7 million. In December 2004, Forestal Celco S.A. and Forestal Celsur S.A. were merged.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with the public (the Company’s Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

The investments in related companies at each period-end were as follows:

	As of March 31,
	Percentage Participation		Investment Value		Net income of investee
	2004%	2005%	2004 ThU.S.$	2005 ThU.S.$	2004 ThU.S.$	2005 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	17,926	20,189	470	450
Inversiones Puerto Coronel S.A.	50.00	50.00	8,497	9,991	469	245
Servicios Corporativos Sercor S.A.	20.00	20.00	454	712	13	117
Eka Chile S.A.	50.00	50.00	20,811	24,216	86	211
L.D. Forest Products S.A.	0.00	99.99	—	158,868	—	—

Total			47,688	213,976	1,038	1,023

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each period-end was as follows:

	As of March 31,
	2004		2005
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	94	249	—	—
Licancel S.A.	227	454	—	—
Forestal Cholguán S.A.	1,106	4,249	921	11
Maderas Prensadas Cholguán S.A.	14	51	10	6

Total negative goodwill	1,441	5,003	931	17

b)	Goodwill as of each period-end was as follows:

	As of March 31,
	2004		2005
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	10	2	—	—
Paneles Arauco S.A.	197	1,179	197	393
Eka Chile S.A.	605	9,079	605	6,658
Southwoods-Arauco Lumber L.L.C.	25	1,175	75	825
Forestal Los Lagos S.A.	—	—	—	316

Total goodwill	837	11,435	877	8,192

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Recoverable taxes	18,630	21,308
Bond issue expenses	13,465	10,829
Discounts on bond issues	1,939	1,676
Other	2,669	2,425

Total other non-current assets	36,703	36,238

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Total outstanding	4,581	39,458
Principal outstanding	4,581	39,458
Weighted average annual interest rate	—	2.39

Current bank borrowings were denominated as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Obligations in foreign currency	4,580	38,231
Obligations in local currency	1	1,227

Total current bank borrowings	4,581	39,458

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Current portion of bonds	11,031	186,031
Current portion of other long-term liabilities	316	473
Trade accounts payable	119,111	122,075
Accounts and notes payable to related parties	985	2,856
Current provisions	25,892	35,904
Sundry accounts payable and other liabilities	22,988	79,819

Total	180,323	427,158

(b)	The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of March 31,
	2004%	2005%
Foreign currency	61.97	71.86
Local currency	38.03	28.14

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had seven series of Yankee Bonds outstanding as of March 31, 2005.

The balances of the bonds were as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Current
Yankee Bonds 1st Issue	2,042	2,042
Yankee Bonds 2nd Issue	1,198	176,198
Yankee Bonds 3rd Issue	2,916	2,916
Yankee Bonds 4th Issue	1,416	1,416
Yankee Bonds 5th Issue	3,459	3,459

Total current (including accrued interest)	11,031	186,031

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	400,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000

Total long-term	1,457,500	1,282,500

Less total accrued interest	11,031	11,031

Total principal outstanding	1,457,500	1,457,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003
Authorized Amount (nominal)	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000
Issue amount	12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
Amounts Authorized but not issued	—	—	—	—	—
Principal Repayment	December 2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013
Interest rate (excluding effects of any interest rate swap)	7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

As of March 31, 2005, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2005 (*)	186,031
2006	—
2007	100,000
2008	—
2009 and thereafter	1,182,500

Total	1,468,531

(*) This amount includes U.S.$ 11,031 thousand of accrued interest.

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Accrual for staff vacations	4,814	5,453
Plant maintenance accrual	6,244	8,874
Standby letters of credit	584	384
Accrual for contingencies	1,220	932
Staff severance indemnities	1,077	991
Selling and other transportation costs provisions	1,378	4,329
Electrical expense provision	753	2,282
Staff salary and benefits	916	2,263
Forestry activity expenses	215	361
Pending monthly provisional payments	4,764	4,739
Chlorate Plant provision	1,357	1,312
Other current liabilities	2,570	3,984

Total accrued liabilities	25,892	35,904

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES, continued

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Balance at beginning of period	14,613	17,429
Adjustment of the period	(124)	(298)
Provision with charge to assets	—	67
Payments during the period	(139)	(186)

Balance as of period-end	14,350	17,012

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Shown in the balance sheet as:
Current	1,077	991
Long-term	13,273	16,021

Total	14,350	17,012

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

	Denomination	As of March 31, 2004		As of March 31, 2005
Bank or financial institution		Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	250,000	422	250,000	65
Tesoro Argentino (2)	U.S.$	2,020	646	1,606	715
J.P. Morgan-Chase Bank (3)	U.S.$	150,000	436	—	—
Citigroup (Revolving Facility) (4)	U.S.$	—	—	240,000	1,054
Santander Overseas Bank Inc. (5)	U.S.$	—	—	12,000	—

Total long-term bank borrowings		402,020	1,504	503,606	1,834

The weighted average interest rates for long-term foreign currency-denominated debt for the three month periods ended March 31, 2004 and 2005 were 4.8% and 5.19%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on March 31, 2004 and 2005 was 1.16% and 3.39%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin December 12, 2006.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars, and had a variable interest rate of LIBOR plus 0.85%. Interest payments were due semi-annually, while the loan principal was repayable in five semi-annual payments, which were to begin on February 7, 2006. The loan was prepaid in August 2004.

(4)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(5)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi- annually payments, which begin on January 2, 2007.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of March 31, 2004 and 2005, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of March 31, 2005, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2005	1,834
2006	50,492
2007	102,387
2008	182,387
2009 and thereafter	168,340

Total	505,440

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$16,155 thousand and U.S.$23,340 thousand for the periods ended March 31, 2004 and 2005, respectively. Furthermore, Arauco established provisions for U.S.$ 11 thousand as of March 31, 2004 and U.S.$ 12 thousand as of March 31, 2005, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(a)	Taxable income, continued

The detail of income tax expense is as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Income tax	(16,155)	(23,340)
Adjustment to prior year’s tax expense	—	(433)
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(11)	(12)
Deferred income tax	(12,739)	(7,143)
Amortization of complementary accounts	(170)	(43)

Total Income Tax	(29,075)	(30,971)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of March 31, 2005 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of March 31, 2004	179,650	1,106	28,482
Balance as of March 31, 2005	237,566	91,007	45,473

Total	417,216	92,113	73,955

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of March 31, 2004 and 2005 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of March 31, 2004
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,089	146	—	—
Deferred revenues	854	—	—	—
Accrual for staff vacations	743	—	—	—
Production costs	—	—	5,796	—
Value difference and property, plant and equipment depreciation	—	—	199	99,895
Capitalized expenses	—	—	4,258	6,103
Obsolescence reserve	1,189	—	—	—
Debt issue and project expenses	—	—	—	2,731
Staff severance indemnities	1,830	662	—	—
Tax loss carry forwards	2,719	1,696	—	—
Property, plant and equipment valuation	—	31,732	—	14,888
Accrual for contingencies	422	—	—	—
Plant maintenance accrual	748	—	—	—
Argentine peso devaluation	2,176	2,176	—	—
Other	2,677	932	170	1,879

Total	15,447	37,344	10,423	125,496

Complementary accounts, net of accumulated amortization (1)	(2,719)	(13,619)	—	(14,366)
Valuation provision	—	(6,454)	—	—

Total	12,728	17,271	10,423	111,130

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of March 31, 2005
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,128	146	—	—
Deferred revenues	752	—	—	—
Accrual for staff vacations	974	—	—	—
Production costs	—	—	6,612	469
Capitalized expenses	—	—	6,553	9,876
Value difference and property, plant and equipment depreciation	—	—	387	109,086
Staff severance indemnities	1,882	736	—	—
Debt issue and project expenses	—	—	—	2,506
Obsolescence reserve	631	—	—	—
Accrual for contingencies	405	—	—	—
Tax loss carry-forwards	2,719	4,511	—	—
Property, plant and equipment valuation	—	31,451	—	13,040
Plant maintenance accrual	1,367	—	—	—
Argentine peso devaluation	2,088	2,088	—	—
Other	3,439	750	674	1,241
Leasing assets	—	—	341	598

Total	16,385	39,682	14,567	136,816

Complementary accounts, net of accumulated amortization (1)	(2,719)	(14,380)	—	(15,316)
Valuation provision	—	(6,028)	—	—

Total	13,666	19,274	14,567	121,500

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$ 251 thousand during the period ending March 31, 2004 and U.S.$ 9 thousand during the period ending March 31, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

		At March 31,
	Currency	2004 ThU.S.$	2005 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	3,407	7,002
Cash and banks	Ch$	2,706	4,353
Cash and banks	Argentine peso	2,224	244
Cash and banks	Other currencies	303	2,675
Time deposits and marketable securities	U.S.$	190,669	161,736
Time deposits and marketable securities	Ch$	104,565	11,988
Time deposits and marketable securities	Other currencies	182,085	109,717
Trade accounts receivable	U.S.$	178,093	283,396
Trade accounts receivable	Ch$	27,199	32,240
Trade accounts receivable	Argentine peso	797	2,383
Trade accounts receivable	Other currencies	5,186	18,967
Other accounts receivable	U.S.$	6,119	4,284
Other accounts receivable	Ch$	20,202	25,950
Other accounts receivable	Argentine peso	8,458	4,579
Other accounts receivable	Other currencies	24	741
Inventories	U.S.$	449,278	497,270
Inventories	Ch$	9,762	18,488
Other current assets	U.S.$	40,540	63,691
Other current assets	Ch$	78,732	49,119
Other current assets	Argentine peso	23,985	32,410
Other current assets	Other currencies	2,322	1,363

Total current assets		1,336,656	1,332,596

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	4,389,654	4,836,052
Property, plant and equipment	Ch$	20,717	43,466
Other assets	U.S.$	75,285	237,557
Other assets	Ch$	8,985	8,998
Other assets	Argentine peso	18,205	22,724
Other assets	Other currencies	—	756

Total property, plant and equipment and other assets		4,512,846	5,149,553

Total assets		5,849,502	6,482,149

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At March 31,
	Currency	2004 ThU.S.$	2005 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	4,525	38.231
Current bank borrowings	Ch$	56	1.227
Current portion of long-term bank borrowings	U.S.$	1,504	1.834
Current portion of bonds	U.S.$	11,031	186,031
Notes and trade accounts payable	U.S.$	25,544	28,739
Notes and trade accounts payable	Ch$	70,439	71,744
Notes and trade accounts payable	Argentine peso	8,862	9,172
Notes and trade accounts payable	Other currencies	14,266	12.420
Other current liabilities	U.S.$	14,900	31,415
Other current liabilities	Ch$	29,956	48,462
Other current liabilities	Argentine peso	4,703	37,866
Other current liabilities	Other currencies	622	1,309

Total current liabilities		186,408	468,450

Long-term liabilities:
Long-term bank borrowings	U.S.$	402,020	503,606
Bonds	U.S.$	1,457,500	1,282,500
Other long-term liabilities	U.S.$	5,550	17,082
Other long-term liabilities	Ch$	107,059	107,398
Other long-term liabilities	Argentine peso	—	3,695
Other long-term liabilities	Other currencies	1,690	870

Total long-term liabilities		1,973,819	1,915,151

Total liabilities		2,160,227	2,383,601

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of March 31,
Company	Relationship	2004 ThU.S.$	2005 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	999	4	Accounts receivable
Fundación Educacional Arauco	Affiliate	650	106	Accounts receivable
Eka Chile S.A.	Affiliate	520	1,831	Accounts receivable
Compañía Puerto de Coronel S.A.	Affiliate	—	12	Accounts receivable

Total current assets		2,169	1,953

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	37	1,387	Accounts payable
Forestal del Sur S.A.	Afíliate	—	1,126	Accounts payable
Puerto de Lirquén S.A.	Afíliate	364	288	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	539	—	Accounts payable
Abastible S.A.	Affiliate	17	40	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	17	10	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	3	4	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	8	1	Accounts payable

Total current liabilities		985	2,856

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended March 31, 2004 and 2005, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended March 31,
	2004 ThU.S.$	2005 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	4,140	5,264
Other sales	(2)	(2)
(b) Puerto de Lirquén S.A.:
Port services	770	559
(c) Abastible S.A.:
Purchases of fuel	83	40
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	633	1,594
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	890	1,006
(f) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	57	173
(g) Eka Chile S.A.
Purchase of sodium chlorate	6,919	5,969
Engineerings services	(2,159)	—
Other sales	(6)	—
Other purchases	201	158
(h) Forestal del Sur S.A.
Purchase of wood and timber	—	353
Sales of chips	—	(52)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to bonds (Títulos de Deuda) issued under the Financial Trust “Argentine Collateral Trust I” dated June 13, 2001 under the laws of the Republic of Argentina, for the amount of U.S.$ 250 million due on December 2008.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (COREMA) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No. 387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Fiscal Units (“UTM”) (1 UTM = Ch$ 30,186 as of March 31, 2005) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the riles discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19.300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valvidia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

3)	Through Ordinance No. 61 dated March 31, 2004, the Director of Municipal Works of San José de la Mariquina informed to the Court of the Local Police that the Company did not have appropriate work approvals for certain buildings, leading to a proceeding, case No. 288-04.

Through a resolution dated April 5, 2004, the Court fined the company Ch$502,699,000. However, on August 6, 2004, the Court of Appeals of Valdivia overturned that sentence and disqualified the judge from the case.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Through a resolution dated December 23, 2004, the Court of the Local Police of San José de la Mariquina fined the Company 13% of the total budget of the works, or Ch$326,754,632 for municipal benefit.

4)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco the pesos equivalent of 1,000 UTM, due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04, and the matter is currently in progress.

5)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution dated March 15, 2005, COREMA resolved to sanction the company with an 800 UTM fine. Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

6)	On January 17, 2005, the Court of Appeals of Valdivia allowed a Protection Appeal filed by Mr. Vladimir Riesco jointly with other parties against the Company, which was accepted on April 18, 2005, ordering the Company to submit the differences between the project approved by COREMA and the project as finally executed and to stop the works until the approval of those differences. This resolution will be appropriately appealed to the Supreme Court.

7)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the company with the 1,400 UTM fine. Arauco appealed that sanction and paid 10% of the total claimed. The case is currently in progress.

8)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

B)	Arauco is subject to the following legal sanctions and proceedings affecting its Arauco Plant:

1)	A Protection Appeal, dated August 24, 2004, filed by Mr. Alcalde de Lota, before the First Court of Appeals of Concepción, case No. 2714-2004, based on the nuisances caused by a turpentine spill at the Arauco Plant on August 23, 2004. On September 29, the Company appealed, and the appeal was rejected on April 18, 2005.

2)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation related to the aforementioned turpentine spill. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

3)	Through a Fiscal Decision dated January 3, 2005, the Maritime Authority of Talcahuano decided that, due to the riles discharge on October 13, 2004, the Company should be fined an amount equivalent to 5,000 gold pesos, but the final decision from the Maritime Governor is still pending.

C)	Arauco is subject to the following legal sanctions and proceedings affecting its Itata Forestry Industrial Complex:

1)	Through Resolution No. 19 dated January 12, 2005, COREMA for the Eighth Region of Chile ordered the Company (as a precautionary measure) to suspend works on the construction of the pulp plant in the Itata Forestry Industrial Complex. Such a precautionary measure aimed at guaranteeing the efficiency of the environmental evaluation of the project New Works and Updates of the Itata Forestry Industrial Complex. The Resolution was declared ineffective on March 10, 2005, when COREMA favorably approved the aforementioned project as environmentally sound.

2)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex. The Company filed an appeal on February 16, 2005, which is currently pending resolution.

3)	Since January 25, 2005, the Court of Appeals of Chillán has been reviewing an appeal filed by Deputy Alejandro Navarro, jointly with other parties, regarding the increase in the production capacity of Itata’s CFI and the discharge of water in the Velenunque Estuary. The appeal was rejected through a resolution dated March 18, 2005.

4)	Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Itata’s Forestry Industrial Complex. The Company has filed an appeal, which is currently pending resolution.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$269,438 thousand, and have been recorded in the consolidated financial statements.

As of March 31, 2005, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Restrictions

Due to the liabilities presented in the categories of Obligations with Banks and Financial Institutions and Obligations with the Public, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with JPMorgan Chase (Argentine Collateral Trust), must comply with the following ratios:

(i) the total financial liabilities (excluding JPMorgan Chase’s debt) must not be greater than 65% of its assets plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with JPMorgan Chase cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of March 31, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended March 31, 2004 and 2005 are as follows:

March 31, 2004	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684
Prior year income allocation	—	—	—	409,192	—	(409,192)	—
Forestry reserve	—	—	(39,076)	—	—	—	(39,076)
Forestry reserve adjustment related to subsidiaries	—	—	(315)	—	—	—	(315)
Conversion adjustment related to subsidiaries	—	—	(1,105)	—	—	—	(1,105)
Net income for the period	—	—	—	—	—	109,545	109,545

Balance as of March 31, 2004	347,551	5,625	1,442,580	1,842,653	(65,221)	109,545	3,682,733

March 31, 2005	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2004	347,551	5,625	1,459,746	1,686,520	(86,833)	590,444	4,003,053
Prior year income allocation	—	—	—	590,444	—	(590,444)	—
Forestry reserve	—	—	(34,526)	—	—	—	(34,526)
Forestry reserve adjustment related to subsidiaries	—	—	(512)	—	—	—	(512)
Conversion adjustment related to subsidiaries	—	—	(4,327)	—	—	—	(4,327)
Net income for the period	—	—	—	—	—	125,643	125,643

Balance as of March 31, 2005	347,551	5,625	1,420,381	2,276,964	(86,833)	125,643	4,089,331

The number of shares authorized, issued and outstanding as of March 31, 2004 and 2005 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Reimbursement of customs duties	932	1,164
Rental income	122	203
Insurance recoveries	96	572
Gain on sale of energy	32	64
Sale of materials and others	30	149
Utility sale of property, plant and equipment	140	243
Other income	276	911

Total other non-operating income	1,628	3,306

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Other services and fees	—	5
Other depreciation and amortization	137	152
Write-off of damaged forest	177	141
Donations	52	55
Project expenses	119	185
Provision for uncollectible accounts receivable	29	12
Legal expenses	17	21
Taxes	873	853
Inventory adjustment	475	37
Sales expenses adjustment for the previous year	—	1,534
Other expenses	567	831

Total other non-operating expenses	2,446	3,826

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Alto Paraná S.A.	192	208
Forestal Arauco S.A.	1,682	1,706
Forestal Cholguán S.A.	4,461	4,744
Controladora de Plagas Forestales S.A.	207	185
Forestal Los Lagos S.A.	—	2,374

Total	6,542	9,217

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Alto Paraná S.A.	(4)	(5)
Forestal Arauco S.A.	(23)	(23)
Forestal Cholguán S.A.	(49)	(56)
Controladora de Plagas Forestales S.A.	(12)	1
Forestal Los Lagos S.A.	—	54

Total	(88)	(29)

24.	SANCTIONS

From the Chilean Securities Commission

During the periods ended March 31, 2005 and 2004, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

1)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution dated March 15, 2005, COREMA resolved to sanction the company with an 800 UTM fine. Arauco appealed that sanction on March 31, 2005, previous payment of 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

2)	On January 17, 2005, the Court of Appeals of Valdivia allowed a Protection Appeal filed by Mr. Vladimir Riesco jointly with other parties against the Company, which was accepted on April 18, 2005, ordering the Company to submit the differences between the project approved by COREMA and the project as finally executed and to stop the works until the approval of those differences. This resolution will be appropriately appealed to the Supreme Court.

3)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the company with the 1,400 UTM fine. Arauco appealed that sanction and paid 10% of the total claimed. The case is currently in progress.

4)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, and the matter is currently in progress.

5)	Through a Fiscal Decision dated January 3, 2005, the Maritime Authority of Talcahuano decided that, due to the riles discharge on October 13, 2004 at the Arauco Plant, the Company should be fined an amount equivalent to 5,000 gold pesos, but the final decision from the Maritime Governor is still pending.

6)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex. The Company filed an appeal on February 16, 2005, which is currently pending resolution.

7)	Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Itata’s Forestry Industrial Complex. The Company has filed an appeal, which is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended March 31, 2004 and 2005 were U.S.$ 701 thousand and U.S.$ 702 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense.” The costs recorded for each year are shown below.

	As of March 31,
	2004 ThU.S.$	2005 ThU.S.$
Stamp tax	6,318	5,123
Underwriters commission	5,365	4,477
Rate insurance commission	207	95
Risk evaluation	68	57
Accounting advice	19	14
Printing costs	97	82
Legal advice	556	480
Repayment of bonds	3,534	3,060
Other	107	85

Total bond issue costs	16,271	13,473

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	US$	10.4 million	2005
Plywood Mill construction project	US$	2.0 million	2005
Itata Mill construction project	US$	334.1 million	2005
		169.2 million	2006

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

March 31, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended March 31, 2005.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$ 2,754 thousand (U.S.$ 1,204 thousand in 2004). Estimated future cost: U.S.$ 2,089 thousand (U.S.$ 186 thousand in 2004).

•	Payment related to environmental protection as a consequence of the Itata Mill project. Spent: U.S.$ 2,706 thousand. Estimated future cost: U.S.$ 2,017 thousand.

•	Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$ 17 thousand. Estimated future cost: U.S.$ 57 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and March 31, 2005 these subsidiaries paid U.S.$ 95 thousand (U.S.$ 103 thousand in 2004) in relation to the system and anticipate that an additional U.S.$ 63 thousand (U.S.$ 81 thousand in 2004) will be spent.

28.	SUBSEQUENT EVENTS

1)	In Board Meeting, held on April 12, 2005, the Company agreed to issue bonds in the United States of America for an amount up to U.S.$ 400 million.

On April 13, 2005, Celulosa Arauco y Constitución S.A., through its agency in Panama, fixed the price and terms for the bonds that will be issued in the United States on April 20, 2005, for the amount of U.S.$ 400 million. The maturity of the bonds is 10 years. The annual interest rate is 5.625%. The capital will be paid at the maturity date of the bonds, April 20, 2015, while interest will be paid every six months.

The capital raised through the offering will be used to refinance the liabilities of the company and other corporate ends.

2)	On January 17, 2005, the Court of Appeals of Valdivia allowed a Protection Appeal filed by Mr. Vladimir Riesco jointly with other parties against the Company, which was accepted on April 18, 2005, ordering the Company to submit the differences between the project approved by COREMA and the project as finally executed and to stop the works until the approval of those differences. This resolution will be appropriately appealed to the Supreme Court.

No other events have occurred since March 31, 2005 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Alejandro Pérez R.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: May 3, 2005	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer